OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Worldcast Live, Inc

53 Bridge St
Suite 508
Brooklyn, NY 11201

www.worldcastlive.com



23809 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 254,761* shares of Non-Voting Common Stock ($106,999.62)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 23,809 shares of Non-Voting Common Stock ($9999.78)

Company	Worldcast Live Inc
Corporate Address	53 Bridge St, Suite 508, Brooklyn NY 11201
Description of Business	Worldcast Live currently operates an online communication application that provides comprehensive, two-way audio/video streaming solutions that empower content creators to reach and interact with live audiences anywhere, at any time.
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$0.42
Minimum Investment Amount (per investor)	$499.80

The 10% Bonus for StartEngine Shareholders

Worldcast Live will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of common stock at $0.42 / share, you will receive 100 common stock bonus shares, meaning you'll own 1,100 shares for $420. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Worldcast Live currently operates an online communication application that provides comprehensive, two-way audio/video streaming solutions that empower content creators to reach and interact with live audiences anywhere, at any time. The existing software application is fully customizable to work in any situation that requires connecting people to one another; whether it be artist and fans, fitness trainers and trainees, teachers and students, or even fashion designers and consumers.

While the current application is focused on streaming services for content creators, it does not provide many opportunities for advertisers/sponsors to get involved, nor does it achieve our goal of ensuring artists and DJs are fairly compensated for the use of their work. However, by using smart contracts enabled through the implementation of Blockchain technology, the WCL App will be able to automatically ensure artists and DJs are paid royalties whenever a WCL participating venue plays their music. Additionally, by combining Augmented Reality and Blockchain technologies into the new Engage Network, Worldcast Live is developing a business model that not only benefits the advertisers, but also creates additional revenue opportunities for the content creators and better, more personalized experiences for the end-user.

The Worldcast Live platform is currently embedded on client's websites with the following features;

- Live Streaming (One-way, Two-way, PPV) ,
- OnDemand media content management and
- Interactive channels are fully up and running and in use on clients' websites. The system also supports Roku devices where restaurants are using the technology to feed content into the TVs within the restaurants.

The WCL Engage app is currently under development and will launch the beta app in July 2018.

Sales, Supply Chain, & Customer Base

Targeted customers are sponsors, Miami and 116 Street festivals, educational institutes PS285, District 18 in NYC and 2 top Universities in South East UK, entertainment venues in NYC and other organisation who would like to improve their customer experience.

Competition

Within live Streamimg- Live Stream, Facebook, Ustream

Within Education Platforms - Coursera.org, Udemy, Simplilearn

Liabilities and Litigation

Following discussion with the CPA firm the stockholder loan of $1,461,433 and circa $50k will be reclassified as Capital Stock and/or paid in Capital in excess of par value. This change will be reflected in Worldcastlive financials effective June 2018.

The team

Officers and directors

Peter Lewis	CoFounder/Director/CEO
George Skeete	CoFounder/ Director/Chief Media Officer
Jacquelin Whiskey	CoFounder/ Director, Operations & Planning

Peter Lewis
Peter Lewis has over a decade of information technology development and management, media & entertainment, and entrepreneurship experience and expertise. He is a co-founder of Franchise Record Pool (FRP), a one-stop source for new and pre-released music for disc jockeys with a current database of over 60k DJs. FRP has forged ongoing relationships with many of the top music labels, and has developed a network of thousands of DJs around the world. Peter serves as the full time Director, CEO, and CoFounder since Worldcast's inception, in Jan, 2014. Peter's applied expertise in information technology includes positions as Senior Application Developer for both Morgan Stanley (Aug 2007 - Feb 2015) and SBLI USA (Aug 2006 - Aug 2007). Peter holds an M.S. in Computer Engineering and a B.S. in Computer Science from City University of New York, City College.

George Skeete
George Skeete has nearly two decades of experience in media & entertainment management and entrepreneurship, as well as extensive relationships in multiple industry segments. He has extensive knowledge of the music and club scenes. He is a co-founder of Franchise Record Pool Since Dec 2006, where he was able to transition the company from a traditional Vinyl service online MP3 service with unlimited revenue potential . George's experience spans party break production, sound editing, and music production. His educational background is in computer science and business management. He has been full time with Worldcast Live serving as the CoFounder, Director, and Chief Media Officer since Jan, 2014.

Jacquelin Whiskey

Jacquelin Benton has over two decades of experience in business management, project planning, business intelligence, strategic analysis, and financial and managerial accounting. She has led business process improvement initiatives, and various ERP, CLM, and BI implementations. With more than 25 years of experience in the oil and Gas Industry and responsible for Business Planning, Finance, ERP , Business Intelligence, Contract Life Cycle systems Implementation and Contract and business Compliance. Jacquelin is a Fellow Chartered Certified Accountant (FCCA), PRINCE2 and Change Management Practitioner. She holds a Change Management Practitioner certification from the Knowledge Academy, a Project Management Financial Qualification, and multiple SAP certifications. Jacquelin serves as the full time CoFounder, Director of Operations and Planning. She came on full time in September 2017, where before that she served as a Contracts and Procurement Business Process Lead in Shell International October 2016- Sept 2017 and BG Group Nov 1999- June 2009, Repsol YPF Budgeting and Control Manager Aug 2009 to Dec 2010 and BG International Jan 2011 to Sept 2016.

Number of Employees: 5

Related party transactions

An entity that is owned by the stockholders is owed $1,436,233 and $946,542 at December 31, 2017 and 2016, respectively. This amount is included as Due to Affiliate on the statement of assets, liabilities, and stockholders' deficit – tax basis. The related parties consist of: Franchise Record Pool (FRP) Directors (CTO) Peter Lewis and Director (CEO) George Skeete. Peter Lewis (CTO), George Skeete (CEO) are also co-founders Worldcastlive. Worldcastlive technology platform is the driving force and power behind Franchise Record Pool. To drive the improvement in the Worldcastlive technology the director of Franchise Record Pool has classified all funds transferred from Franchise Record pool to enhance the technology in Worldcastlive as a Directors Loan. Legal and financial review is currently in process to convert the transaction status to that of shareholder/investors on behalf of the current co-founders. This transaction will be recorded on the books during the financial period post the 2017 tax submission deadline. The directors anticipate FRP loan payment to Worldcastlive will cease when Worldcastlive is generating revenue or receive equity and/or debt financing.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective in certain territories and regions.** One of the Company's most valuable assets is its intellectual property. We currently hold 1 issued patent as well as a number of copyrights, Internet domain names, and trade secrets. We have 3 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to video streaming, Augmented Reality and Blockchain.

- **There are several potential competitors who are better positioned than we are to take the majority of the market in the space of Interactive marketing.** We will compete with larger, established brands who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the WCL Engage Network developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to be competitive in the space.** We estimate that we will require at least $1 million to commence commercial development of the WCL Engage Network. We believe that we will be able to finance the commercial development of the WCL Engage Network through partnerships and sponsors. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

- **Our financial review includes a going concern note.** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows and partnerships from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest .

- **Our business projections are only estimates and based on obtaining the needed funding from investors to secure market positioning.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and WCL Engage network has priced the services at a level that allows the company to make a profit and still attract business.

- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch a competitive priced product and that it will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Peter Lewis, 42.5% ownership, Voting Common Stock
- George Skeete, 42.5% ownership, Voting Common Stock

Classes of securities

- Voting Common Stock: 16,941,184

Voting Rights *(of this security)*

Voting Common Stock. Except as otherwise required by law or this Restated Certificate, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation..

Dividends

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the corporation's capital stock may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law.Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.

Rights to Receive Liquidation Distributions

Upon any deemed liquidation event (as may be defined in the Certificate of

Incorporation).

Right of First Refusal

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

- Non-Voting Common Stock: 0

Voting Rights *(of this security)*

Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares ofNon-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Restated Certificate or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Conversion of Non-Voting Common Stock into Voting Common Stock. The Corporation may cause, in its sole discretion, by vote of the Board of Directors of the Corporation, all shares of Non-Voting Common Stock to convert into shares of Voting Common Stock on the basis of one (1) share of Voting Common Stock for one (1) share of Non-Voting Common Stock. Such conversion shall be effective automatically upon the vote of the Board of Directors of the Corporation without any action by any holder of Voting Common Stock or Non-Voting Common Stock.

Dividends

Subject to the provisions of the Certificate of Incorporation, if any, dividends with respect to the shares of the corporation's capital stock may be declared by the Board of Directors at any regular or special meeting, pursuant to applicable law.Dividends may be paid in cash, in property, or in shares of capital stock, subject to the provisions of the Certificate of Incorporation.

Rights to Receive Liquidation Distributions

Upon any deemed liquidation event (as may be defined in the Certificate of

Incorporation).

Right of First Refusal

The certificates representing the Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

What it means to be a Minority Holder

Non Voting Common Stock, will not have voting rights. Investors will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Right of First Refusal

The certificates representing the Non Voting Common Stock shall bear the following legend so long as the foregoing right of first refusal remains in effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

In recent years Worldcast Live focused it's energy on building its patented technology, beta testing via our various partners and networks in the music and entertainment industry. The project to date is self funded by the co-founders and is categorised as a long-term debt in the financials.

We have not yet generated significant revenues but anticipate doing so following the launch of our new WCL Engage Network App, collaboration with big brands who have already expressed interest in using the WCL Engage platform, on-boarding schools in the New York and New Jersey areas and via our network of over 60K DJs and artist around the world. To achieve this objective we intent to hire a reputable online marketing team who will be tasked with implementing our strategic marketing plan, building and scaling the brand. We do not anticipate significant profits occurring until year 2 following initial funding. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we will operate the business for 12-15 months before turning a profit.

Financial Milestones

The company is investing in its own patented and innovative technology and continued growth of the brand, and has generated a sizable net income losses as a result. Management currently forecasts 2018, 2019 and 2020 revenue of $1 million, $9.8 million and $19.7 million, respectively, and believes the company will generate positive net income beginning in 2019.

Management currently forecasts revenue as:

	Year 1	Year 2	Year 3
Revenue	1,008,866	9,889,876	19,720,252
Total operating expenses	(1,542,739)	(3,844,568)	(6,105,876)
Operating income (loss)	(533,872)	6,045,308	13,614,376

Note: Preliminary management projections; any number of factors could cause significant changes in any or all underlying assumptions. The financial projections below are based on the assumptions listed below.

Marketing
1. B2B Collaboration and partnerships in the US and UK. To deliver on this requirement Worldcastlive management is currently in advanced discussion with Branding, channel marketing and digital marketing firms in the US and UK. Management plans to have teams on the ground by Q3 2018 to drive customer acquisition and revenue growth.
2. WCL is currently working with concert promoters in the US and UK to enhance users brand experience with the new direct marketing.
3. WCL is currently working with marketing firms in the United Kingdom to evaluate the entertainment market for collaborations and partnerships.

Education
4. Started talks with District 18 Superintendent to evaluate to roll out to the district with 34 public schools and 8 charters.
5. Potential collaboration opportunities with 3 top University in United Kingdom are in advanced discussions to explore opportunities for the WCL platform in the UK Education sector.

6. WCL is also working with marketing firms in the United Kingdom to evaluate the education market for collaborations and partnerships.

Growth

7. Management consulting firm Vitalsix Led by Co-Founder Ed Cooper will support the team at Worldcast live to Identify relevant sources of funds, Make direct connections to potential sources of equity and debt finance. VitalSix will complement the Worldcast live team with experienced business people who have started, have grown, raised finance for, and exited many businesses. The VitalSix team has a track record of supporting businesses to raise funds and manage mergers and acquisitions; the team has been involved in over £200 million of transactions.

Note: Preliminary management projections; any number of factors could cause significant changes in any or all underlying assumptions.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to support the recruitment of IT, Sales and Support staff, on-board a top notch marketing team, launch an effective marketing and public relations program designed to bring in new clients, foster collaborations with big businesses, focus on educational institutes and engage major brands whilst ensuring we can scale the business and generate a positive ROI for our shareholders. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

The company currently does not hold any line of credit, or loans with any financial institutions other than the long term debt recorded on the financial statement represents co-founders investment classified as a long term-debt.

Indebtedness

The company holds a related party transaction debt of 1,436,233 and $946,542 at December 31, 2017 and 2016, respectively. The related parties consist of: Franchise Record Pool (FRP) Directors (CTO) Peter Lewis and Director (CEO) George Skeete. Legal and financial review is currently in process to convert the transaction status to that of shareholder/investors on behalf of the current co-founders. This transaction will be recorded on the books during the financial period post the 2017 tax submission deadline.

Recent offerings of securities

None

Valuation

$7,115,297.28

The Board of Directors of Worldcast Live have not undertaken any efforts to produce a

formal evaluation of the Company by an independent third party. The price merely reflects the opinion of the board as to what would be fair market value. The company has based this opinion on the strength of its intellectual property. The company also took into account the strength of our management team, marketing and advisory team, IT Team, product readiness, potential partnership with global festival organization and future growth and development of the company. We believe our valuation is well-placed due to the strengthening demands for technology in education, Festival, events and the immersive (Particularly Augmented Reality, Virtual reality) technology software. The reference sites attached will provide insights in the potential of the US and UK markets.
https://www.statista.com/statistics/788521/training-expenditures-united-states/
https://www.festivalinsights.com/2017/07/uk-festival-market-report-2017/
https://www.festivalawards.com/wp-content/uploads/2018/08/UK-Festival-Market-Report-2017.pdf https://www.statista.com/statistics/554360/festival-popularity-usa/
https://www.statista.com/statistics/193710/concert-revenue-of-live-nation-entertainment-since-2008/ The price per share of Common non-voting stock is $0.42. The pre-money valuation is $7,115,297.28. We believe the valuation of the Common Stock is supported based on our comparison of technology start-ups at stages of development comparable to ours. However, there are only a limited number of companies of which we are aware that have business models similar to ours, so our ability to compare our valuation to companies comparable to ours is limited. Moreover, we have not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the Common Stock merely reflects the opinion of the Company as to the value of the Common Stock.

USE OF PROCEEDS

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding.If we manage to raise our overallotment amount of $1,070,000, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

Funding Needs	Maximum Offering ($106,999.62)	Minimum Offering ($9999.78)
Proceed	$106,999.62	$9999.78
Startengine fees	$6,419.97	$600
Marketing	$48,149.8	$4500
Platform Enhancement	$37,449.91	$3500
Working Capital	$10,699.96	$1000
Legal & Other	$4,279.98	$399.78
Total Allocation	$106,999.62	$9999.78

Marketing- Ramp up marketing activities aimed at increasing customers and growing the business.

Legal and Other- Cover cost of legal fee to draft contracts and ensure the business is compliant and minimize shareholders risk.

Platform Enhancement- On-board local IT resources (Developers,project managers, web designers etc.) to develop and release further platform enhancements.

Working Capital-To manage accounts receivable, payable and other working capital transactions.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Advisory services payments, Vendor payments and salary made to one's self, any expense labeled "Marketing Expenses", "Travel and Entertainment" and expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at 'https://worldcastlive.com' in the 'About' section labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Worldcast Live, Inc

[See attached]

Worldcast Live, Inc.

Report on Reviews of Financial Statements
For the Years Ended December 31, 2017 and 2016



McIntee Fusaro Del Corral, LLC
Certified Public Accountants & Forensic Consultants

Worldcast Live, Inc.

Table of Contents



McIntee Fusaro Del Corral, LLC
Certified Public Accountants & Forensic Consultants

Independent Accountants' Review Report

To Management
Worldcast Live, Inc.
New York, NY

We have reviewed the accompanying financial statements of Worldcast Live, Inc. (an S corporation), which comprise the statements of assets, liabilities, and stockholders' deficit – tax basis as of December 31, 2017 and 2016, and the related statements of revenues, expense, and accumulated deficit – tax basis and cash flows – tax basis for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Service Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made to the financial statements for them to be in accordance with the basis of accounting the company uses for income tax purposes. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

277 Fairfield Road, Suite 300 • Fairfield, NJ 07004 • PH 973-882-0300 • FX 973-882-0085 • www.mcintee.com

Basis of Accounting

We draw attention to Note A5 of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

McIntee Fusaro Del Corral, LLC

McIntee Fusaro Del Corral, LLC

Fairfield, New Jersey
May 17, 2018



McIntee Fusaro Del Corral, LLC
Certified Public Accountants & Forensic Consultants

Worldcast Live, Inc.
Statements of Assets, Liabilities, and Stockholders' Deficit - Tax Basis
December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets		
Cash	$ 745	$ 895
Total Current Assets	745	895
Fixed Assets - Net (Note B)	15,285	20,058
Total Assets	$ 16,030	$ 20,953
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts Payable and Accrued Expenses	$ 2,345	$ 3,805
Total Current Liabilities	2,345	3,805
Long Term Liabilities		
Due to Affiliate (Note C)	1,436,233	946,542
Stockholders' Loans (Note D)	59,538	66,200
Ttoal Long Term Liabilities	1,495,771	1,012,742
Total Liabilities	1,498,116	1,016,547
Stockholders' Deficit		
Common Stock $.01 per share, 7,000,000 Shares Authorized, Issued and Outstanding	70,000	70,000
Accumulated Deficit	(1,552,086)	(1,065,594)
Total Stockholders' Deficit	(1,482,086)	(995,594)
Total Liabilities and Stockholders' Deficit	$ 16,030	$ 20,953

See Independent Accountants' Review Report and Notes to Financial Statements

Worldcast Live, Inc.
Statements of Revenues, Expenses and Accumulated Deficit - Tax Basis
For the Years Ended December 31, 2017 and 2016

	2017	2016
Revenue	$ 830	$ 6,705
Expenses		
Salaries	146,602	69,730
Cloud/IT Services	129,691	172,001
Rent	56,370	64,310
Professional Fees	40,483	41,161
Travel	14,550	10,702
Payroll Taxes	12,548	5,720
Licenses and Fees	10,889	12,867
Advertising, Marketing & Promotional	10,213	29,767
Telephone	9,406	9,842
Entertainment	7,486	5,563
Consultants	7,214	-
Supplies	6,718	2,376
Subcontractors	6,600	4,164
Office Expenses	6,559	10,559
Depreciation	4,773	6,112
Repairs and Maintenance	4,400	2,900
Dues and Subscriptions	3,564	1,325
Bank/Credit Card Charges	2,957	5,947
Payroll Processing Fees	2,538	2,417
Web Music	2,382	1,888
Computer Expenses	-	1,290
Insurance	787	481
Video Editing Tools	417	156
Commissions	-	100
Charitable Contributions	150	-
State Minimum Tax	25	-
Total Expenses	487,322	461,378
Net Loss	(486,492)	(454,673)
Accumulated Deficit, Beginning of Year	(1,065,594)	(610,921)
Accumulated Deficit, End of Year	$ (1,552,086)	$ (1,065,594)

See Independent Accountants' Review Report and Notes to Financial Statements

Worldcast Live, Inc.
Statements of Cash Flows - Tax Basis
For the Years Ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (486,492)	$ (454,673)
Adjustments to Reconcile Net Loss to Net Cash Provided For Operating Activities		
Depreciation	4,773	6,112
Decrease in Accounts Payable and Accrued Expenses	(1,460)	(22,642)
Increase in Due to Affiliate	489,691	474,354
Total Adjustments	493,004	457,824
Net Cash Provided For Operating Activities	6,512	3,151
Cash Flows from Investing Activities		
Purchase of Fixed Assets	-	(2,974)
Net Cash Used For Investing Activities	-	(2,974)
Cash Flows from Financing Activities		
Net change in Stockholders' Loans	(6,662)	(1,888)
Net Cash Used For Financing Activities	(6,662)	(1,888)
Net Decrease in Cash	(150)	(1,711)
Cash, Beginning of Year	895	2,606
Cash, End of Year	$ 745	$ 895
Supplemental Disclosures of Cash Flow Information		
Interest Paid	$ -	$ -
Taxes Paid	$ 25	$ -

See Independent Accountants' Review Report and Notes to Financial Statements

Worldcast Live, Inc.
Notes to the Financial Statements
For the Years Ended December 31, 2017 and 2016

A.   **Summary of Significant Accounting Policies**

1. **Nature of Business**
    Worldcast Live, Inc. (the Company) was incorporated under the laws of the State of Delaware on January 6, 2014. The Company is a live video streaming company and software developer that offers its users advanced technology streaming with creative innovative concepts.

2. **Revenue Recognition**
    The Company recognizes income on streaming services when received.

3. **Fixed Assets**
    The Company follows the practice of capitalizing all expenditures for fixed assets at cost. Expenditures for maintenance, repairs and renewals of minor items are charged to earnings as incurred. Major renewals and improvements are capitalized. Depreciation of fixed assets is provided on a straight line basis over the estimated useful lives of assets.

    Estimated useful lives are as follows:

    Video Equipment   5 – 7 years

4. **Advertising**
    The Company expenses advertising costs as they are incurred. Advertising expenses for the year ended December 31, 2017 and 2016 were $10,213 and $29,767, respectively.

5. **Income Tax Basis of Accounting**
    The Company prepares its financial statements on the income tax basis of accounting; consequently, depreciation expense for assets placed in service subsequent to December 31, 2017 is provided using the Internal Revenue Code methods and lives rather than those under generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations, and cash flows in conformity with generally accepted accounting principles.

6. **Income Taxes**
    Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

    The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements.   The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on de-recognition, classification, interest and penalties, disclosure and transition. Tax returns for the years ended December 31, 2014, 2015, and 2016 are subject to audit by federal and state jurisdictions.

At December 31, 2017, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements.

7. **Use of Estimates**

The preparation of financial statements in conformity with the income tax basis requires management to make estimates and assumptions that affect certain reported amounts of disclosures. Accordingly, actual results could differ from those estimates.

8. **Cash and Cash Equivalents**

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an initial maturity of three months or less to be cash equivalents.

B. **Fixed Assets**

Major classifications of fixed assets are summarized below:

	2017	2016
Video Equipment	$ 31,642	$ 31,642
Accumulated Depreciation	(16,357)	(11,584)
	$ 15,285	$ 20,058

Depreciation expense for the year ended December 31, 2017 and 2016 was $4,773 and $6,112, respectively.

C. **Related Party Transaction**

An entity that is owned by the stockholders is owed $1,436,233 and $946,542 at December 31, 2017 and 2016, respectively. This amount is included as Due to Affiliate on the accompanying statement of assets, liabilities, and stockholders' deficit – tax basis.

D. **Stockholders Loans**

At December 31, 2017 and 2016, the stockholders' loans represent loans to the Company with no stipulated repayment terms.

E. **S Corporation Income Tax Status**

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporate income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company pays a minimum tax to New York, which is included in operating expenses on the statement of revenues, expenses and accumulated deficit – tax basis for the year ended December 31, 2017.

F. Concentration of Credit Risk

The Company maintains its cash in a financial institution that is insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's believes it is not exposed to any significant credit risk related to cash.

G. Operating Leases

The Company has a noncancellable operating lease for its office space expiring on May 31, 2018. Rent expense for the year ended December 31, 2017 was $56,370.

Subsequent to December 31, 2017, the Company has entered into a noncancellable operating lease beginning on June 1, 2018 to May 31, 2019.

Future minimum lease payments that have a remaining term in excess of one year as of December 31, 2017 are as follows:

Year Ending December 31:

2018	$ 48,709
2019	18,500
	$ 67,209

H. Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss of $486,492 during the year ended December 31, 2017 and as of that date, the Company's current liabilities exceeded its current assets by $1,482,086. Those factors create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions and determined that, for the time being, the affiliated company, as discussed in Note C, will continue to fund the Company until it can carry its operating expenses on its own. The affiliated company has sufficient equity to carry these costs.

I. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for potential recognition or disclosure through May 17, 2018, the date the financial statements were available to be issued.

Worldcast Live, Inc.
Statements of Stockholders' Deficit - Tax Basis
For the Years Ended December 31, 2017 and 2016

	Common Stock		Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount		
December 31, 2015	7,000,000	$ 70,000	$ (610,921)	$ (540,921)
Net Loss	-	-	(454,673)	(454,673)
December 31, 2016	7,000,000	70,000	(1,065,594)	(995,594)
Net Loss	-	-	(486,492)	(486,492)
December 31, 2017	7,000,000	$ 70,000	$ (1,552,086)	$ (1,482,086)

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Worldcast Live is pending **StartEngine Approval.**



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Worldcast Live
Live Events Platform Driven by AR
● Small OPO   🏠 New York, NY   🏷 Technology   🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

All images are stock images. Not actual product results.

Revitalizing Live Entertainment Through AR Technology

Invest in Worldcast Live

Generally, tech innovations have been the impetus for major shifts in advertising throughout the entire 20th and 21st centuries. From the printing press to radio to TV to the computer to smartphones and now AR/VR technology, advertising continues to evolve.

One industry that has especially seen the impact of tech innovation is entertainment, including film, TV, AND music.

And even though people may turn to Netflix before they turn to cable or switch on Spotify before popping in a CD, one thing remains the same...

People, especially Millennials, love live entertainment.

In 2017, Live Nation reported record growth in sales for live concert attendance and double-digit growth for sponsorship and advertising.
[Click Here]

But there remains a problem: we believe advertisers and sponsors lack a streamlined way to engage with their targeted consumers at events, and entertainers, still are losing out on sales revenue they could easily capture.

How do we solve this problem? By building an application that aims to automatically ensure artists and DJs are paid royalties and advertisers can seamlessly engage their prospective consumers.

Even better? That app will be built on blockchain technology, which will help to further collectivize live entertainment and the streaming experience.

Worldcast Live is the network that is ready to take on this challenge, with the WCL app, built on the Ethereum blockchain. Our interactive channels are already live and embedded on various clients' websites. The system also supports Roku devices where restaurants are using the technology to feed content into the TVs within the restaurants. Our WCL Engage app is currently under development and the beta will be launched in July of 2018.





Worldcast Live currently operates an online communication platform providing comprehensive, two-way audio/video streaming solutions that empower content creators to connect with audiences globally, and at anytime.

Through our technology, we have brought artists together with their fans, fitness trainers with their trainees, teachers with their students, and business professionals with their mentees.

With your investment, you can help us develop a technology that is as lucrative as it is empowering. **Invest in Worldcast Live today!**

The Offering

Investment

$0.42/share of Non-Voting Common Stock | When you invest you are betting the company's future value will exceed $7.2M.



This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

Just How Big has Live Entertainment Become?

It is predicted that live entertainment will reach a revenue of approximately $12 billion in 2021, and that is just in the United States alone.

The opportunity to disrupt this industry is huge, but yet, in our opinion, still relatively untapped. Although ad exchange networks and others exist, we believe there is still a lack of relationship facilitation between advertisers and consumers, leaving money on the table for all sides.



Worldcast Live is creating the first mobile application we know of that will utilize Blockchain and Augmented Reality technologies to revolutionize the way advertisers and content creators interact and engage with their targeted audiences.



The Problem with Intrusive Advertising



More and more advertisers are seeking a way to build better relationships with their consumers, **particularly Millennial consumers.** For this reason, ads have become increasingly integrated into the regular content we consume. Even still, however, there are plenty of instances where consumers complain about advertisements being intrusive, preferring to opt out of advertising as much as possible or paying for memberships on streaming platforms that cut out all ads. **WCL wants to leverage AR/VR technology to in essence "gamify" ads to make them interactive—not disruptive.** These ads instead are intended to **engage the consumer** and not take away from the live entertainment experience.

Our History



Worldcast Live currently operates an online communication application that provides comprehensive, two-part audio and video streaming solutions. These empower content creators across multiple niches to interact with live audiences anywhere in the world.

Our plan is to leverage recent tech innovations such as AR technology so we can be increasingly disruptive!

The 10x10 Concert Series: Why We Are Set to Take Over Live Entertainment

Of all the generations, Millennials by far are live streaming the most. The popularity of live streaming among Millennials shows just how important live experiences are versus material items.

Worldcast Live anticipates organizing a kickoff event to introduce the WCL Engage Network to the general public. The event is called the 10x10 series, which will consist of 10 concerts in 10 countries, using 10 sponsors. **The WCL Mobile App will be used before, during, and after the concerts to drive interest and engage users.**

WCL will have each artist and DJ involved with the event beta-test the mobile app to give insights on the technology and remedy any issues prior to the main launch. The 10x10 series will be exclusively viewed through the WCL Mobile App (although some smaller, regional television stations across the world may be partnered with to ensure participation of locals in those countries) for people who cannot attend the concerts in person.



Worldcast Live is initially using concerts to introduce the Engage Network because of a growing trend, fueled by millennials, of spending extra income on experiences rather than material things. Millennials influence upward of $1 trillion in total consumer spending, so becoming integrated into their experiential buying habits should prove to be quite lucrative for WCL as our service offerings continue to grow.

72% of millennials prefer to spend more money on experiences than on material things.

The Worldcast Live Business Model



Advertising Industry

Focus on providing enhanced targeting, interaction, and even more of a data-driven experience

Blockchain Technology

By automating contract execution with our own coin, we believe we will level the playing field

Consumer Markets

We plan to tap big markets starting with music/entertainment and later moving to retail

Augmented Reality

Enhancing consumer/advertiser relationships with AR technology

The *Global* Music Industry by the Numbers

$1.8 Trillion	**$9.28 Billion**	**$2.4 Billion**	**$5.65 Billion**
Entertainment Market Size	Live Music Industry Revenue	Revenue from Performance Rights	Music Tour Gross Revenue
$66.79 Million	**$84.63 USD**	**Live Nation**	**$10.34 Billion**
Music Tour Tickets Sold	Average Ticket Price	Leading Music Promoter	Live Nation Revenue
24%	**36%**	**31%**	**3%**
Share of Americans Who Attend Small Live Music Sessions	Distribution of Music Spending on Live Performance (U.S)	Distribution of Music Spending on Live Performance (Canada)	CAGR of Live Music

[Source]

Our Revenue Streams

Artist Membership   Venue Membership   Sponsorship   Royalty

Artist Membership Fees	Venue Membership Fees	Sponsorship	Royalty
Artists will pay a small membership fee to have full access to all of the features within the WCL Engage Network, some of which include the ability to interact with fans, collect royalties from song plays, and generate revenue from merchandise sales.	Venues will also have to pay a small fee to be part of the WCL Engage Network. However, this small fee pales in comparison to the potential additional revenue the venue could generate from being part of the WCL Engage Network.	Worldcast Live will share advertising revenues with the venues in which the advertisements are taking place.	Worldcast Live will charge a small fee to handle the royalty collection and the disbursement process for record labels that don't want to do it themselves. We believe they'll be inclined to work with us, though, because we can handle collection and disbursement more efficiently.

Why We Are Beginning with the Music Industry

The music industry has unique needs that Worldcast Live is already addressing by giving content creators—including DJs—access to our state of the art streaming platform to reach their target audience. With our offering, we aim to make this experience increasingly robust for every party involved: the artist, the audience, and the advertiser.

The "how" to this equation is to leverage AR technology for greater audience immersion. The benefits of these types of experiences are two-fold:

- Ads are tailored to consumer preferences, creating a less intrusive and more personalized experience.
- Artists themselves can work with advertisers to facilitate contests, games, and other interactive experiences to create revenue themselves.





This image is computer generated

With augmented reality, we believe fans, brands, and artists will enjoy a more immersive live entertainment experience. A big problem for artists today is not having adequate revenue streams. With the WCL app, content delivery goes beyond the stage. Streaming can be made more interactive than ever before.

Worldcast Live Has Market Traction

Attendees for Our Various Music-Related Partnerships



Entering into partnerships with a number of music-related businesses and entities, **Worldcast Live has already achieved significant market traction**, with the capability of reaching a wide (and ever-growing) potential audience that includes:

400,000+	200,000+	100,000+	60,000+
Latin Festivals	Carnival Festivals	Concerts	DJs

Potential Partnerships with U.S. Schools



In addition to concert partnerships, **we also plan to deploy our technology in the education sector.** We believe that our unique ability to facilitate interaction could have a number of real benefits, including **increasing student traffic, reducing school costs, and even enabling greater exposure to worldwide learning.** We will begin these partnerships in the NYC and NJ area. Our platform is currently in use by the NYC education sector. The platform has been implemented and launched on the middle school Meyer Levin in Brooklyn NY. We are in advanced discussions with school superintendents to roll out the platform to other schools within District of Brooklyn.

100	4,437	2,516
Schools Targeted for Onboarding in 2019	Total Public Schools in NYC	Total Public Schools in NJ

Source: https://data.nysed.gov/

Let's Make Live Entertainment Revolutionary

We believe that in the last ten years, advertising has been completely turned on its head. In our experience, interactive and immersive advertising is no longer discussed, it is being implemented, and is going where the people are. Unfortunately,



however, advertisers have still not quite hit the mark with interactive campaigns, losing out on money and sustained consumer relationships. We believe artists, too, are not generating the income they could be through leveraging this type of technology and working with advertisers on same.

With the launch of the WCL Engage App, we will cut past barriers that prevented real-time interactive advertising and provide artists with real-time payments to artists anywhere in the world. We aim not to just be disruptive but to be evolutionary. Your investment will help us accomplish this.

An investment in Worldcast Live is an investment in the future of the entertainment industry. Join us, and invest today!





Jan 2014

Formed Worldcast Live Inc

The company was formed as a streaming service to support DJs and entertainers

March 2015

Filed first patent Live interactive streaming

Filed the first set of patents for the interactive streaming using booking features, payment options and chat.

December 2015





First Patent Granted

First patent granted - US9213949B1 - Technologies for live entertaining and entertainment trending



August 2016

Streamed international Steel Pan Competition

Worked with client to do live ppv event for international music competition held in Trinidad West Indies.

January 2017

Enhanced the platform to support schools

Started working with schools NYC to use the platform for remote learning, PTA meeting/fund raising, sports and parent teacher communications.

June 2017

Started working with Boxing league

Started working with Boxing leagues to do PPV

November 2017



Filed New patents for AR and Real Time music reporting

Filed new patents that cover using augmented reality as a monitoring tool to generate revenue for artist royalties.













December 2017



Initiated partnerships with headline festivals

Started working with major festivals with historical and forecasted attendance well over 200,000 to use the new WCL Engage Network platform to increase sponsorship

March 2018

Started Working with More school Districts in NYC

Launched the first pilot school in NYC and started working with superintendents to roll out to more schools.

June 2018

Phase 1 Rollout

First phase release of the software for VIP customer engagement with rewards, giveaways, Augmented Reality and Live interaction. Live festival with 500k plus attendees. (ANTICIPATED)

September 2018

First festival to use the Full platform

The flagship roll out of the platform to be used by a festival in the US with full Augmented Reality engagement, interactive streaming, Sponsored reward based interaction. (ANTICIPATED)

November 2018

Launch ON StartEngine

Launch initial fund raising campaign ON StartEngine

Meet Our Team







Peter Lewis

CoFounder/Director/CEO

Peter Lewis has over a decade of information technology development and management, media & entertainment, and entrepreneurship experience and expertise. He is a co-founder of Franchise Record Pool (FRP), a one-stop source for new and pre-released music for disc jockeys with a current database of over 60k DJs. FRP has forged ongoing relationships with many of the top music labels, and has developed a network of thousands of DJs around the world. Peter serves as the full time Director, CEO, and CoFounder since Worldcast's inception, in Jan, 2014. Peter's applied expertise in information technology includes positions as Senior Application Developer for both Morgan Stanley (Aug 2007 - Feb 2015) and SBLI USA (Aug 2006 - Aug 2007). Peter holds an M.S. in Computer Engineering and a B.S. in Computer Science from City University of New York, City College.

George Skeete

CoFounder/ Direction/Chief Media Officer

George Skeete has nearly two decades of experience in media & entertainment management and entrepreneurship, as well as extensive relationships in multiple industry segments. He has extensive knowledge of the music and club scenes. He is a co-founder of Franchise Record Pool Since Dec 2006, where he was able to transition the company from a traditional Vinyl service online MP3 service with unlimited revenue potential . George's experience spans party break production, sound editing, and music production. His educational background is in computer science and business management. He has been full time with Worldcast Live serving as the CoFounder, Director, and Chief Media Officer since Jan, 2014.

Jacquelin Whiskey

CoFounder/ Director, Operations & Planning

Jacquelin Benton has over two decades of experience in business management, project planning, business intelligence, strategic analysis, and financial and managerial accounting. She has led business process improvement initiatives, and various ERP, CLM, and BI implementations. With more than 25 years of experience in the oil and Gas Industry and responsible for Business Planning, Finance, ERP , Business Intelligence, Contract Life Cycle systems implementation and Contract and business Compliance. Jacquelin is a Fellow Chartered Certified Accountant (FCCA), PRINCE2 and Change Management Practitioner. She holds a Change Management Practitioner certification from the Knowledge Academy, a Project Management Financial Qualification, and multiple SAP certifications. Jacquelin serves as the full time CoFounder, Director of Operations and Planning. She came on full time in September 2017, where before that she served as a Contracts and Procurement Business Process Lead in Shell International October 2016- Sept 2017 and BG Group Nov 1999- June 2009, Repsol YPF Budgeting and Control Manager Aug 2009 to Dec 2010 and BG International Jan 2011 to Sept 2016.









Steve Benton

Advisor

Steve Benton has more than two decades of experience and expertise in sales management, business transformation, supplier management, and customer project delivery. He has extensive bid management experience as a General Manager and Director Projects in industries such as telecom, IT, data, and energy, with companies that include BT Global Services, Nortel, and Alstom. Steve is an expert in all aspects of qualification, pricing, and bidding complex IT solutions. He holds a B.Eng. in Electrical Engineering from Aston University.

Dr Shango Blake

Advisor

Bonus Award citation (2008) for significantly improving the test scores at IS 109Q in 2006-2007; Outstanding Educator of the Year Award from U.S. Congressman Gregory Meeks (2007); served on the New York State Schools Under Registration and Review Committee (SURR) that assesses and evaluates low performing schools, highlights their strengths and makes recommendations for improvement (2007); Served on Chancellor's Principal Advisory Committee—a select group of principals who meet with New York City's School Chancellor and make recommendations for citywide improvements of the system (2006-2007); Selected by NYC Chancellor as Empowerment School Principal

Gwynet Charles-Bryant

Advisor

With a background in Millennial Marketing, media, digital and social engagement, event marketing; companies hire me as a strategic compliment to their Total Market approach, to amplify much needed consumer engagement. With proven results that spark high and measurable response rates - ROI is my business! . I develop innovative total market & targeted marketing campaigns designed to connect with multicultural consumers. Leading brand & content integration partnerships for Emmis Communications' entertainment hub - Where Hip Hop Lives (HOT97, LitDigital DJs, Heavy Hitters and more);

Ed Cooper

Advisor

Ed Cooper is a Director and Co-founder of VitalSix. VitalSix is a Management consultancy based in the recently opened Thames Valley Science Park a project created by the University of Reading located in South East UK. VitalSix has brought to life Innovation Catalyst a new partnership to drive innovation in the Thames Valley a vibrant, thriving community. The Innovation Catalyst partnership comprising VitalSix, Thames Valley Science Park (TVSP), Henley Business School and Barclays Eagle Labs. This partnership is all about making a difference to help businesses with new ideas and to support scale up businesses to go further, faster. Innovation Catalyst works with businesses of all sizes and at all stages of



(2005); increased community accessibility to school facility; President, SE Queens Middle School Principal's Association (2004); Shango Blake Day proclaimed by the Westchester County Legislators and The Yonkers City Council (2001).



growth from early stage through to large corporates VitalSix will support the team at Worldcast live to identify relevant sources of funds. Make direct connections to potential sources of equity and debt finance. VitalSix will complement the Worldcast live team with experienced business people who have started, have grown, raised finance for, and exited many businesses. The VitalSix team has a track record of supporting businesses to raise funds and manage mergers and acquisitions; the team has been involved in over £200 million of transactions.

Offering Summary

Maximum 254,761* shares of Non-Voting Common Stock ($106,999.62)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 23,809 shares of Non-Voting Common Stock ($9999.78)

Company	Worldcast Live Inc
Corporate Address	53 Bridge St, Suite 508, Brooklyn NY 11201
Description of Business	Worldcast Live currently operates an online communication application that provides comprehensive, two-way audio/video streaming solutions that empower content creators to reach and interact with live audiences anywhere, at any time.
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$0.42
Minimum Investment Amount (per investor)	$499.80

The 10% Bonus for StartEngine Shareholders

Worldcast Live will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 1000 shares of common stock at $0.42 / share, you will receive 100 common stock bonus shares, meaning you'll own 1,100 shares for $420. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Advisory services payments, Vendor payments and salary made to one's self, any expense labeled "Marketing Expenses", "Travel and Entertainment" and expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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VIDEO TRANSCRIPT (Exhibit D)

Worldcast Live presents WCL engage network, developed by Worldcast Live. Live interactive immersive entertainment. Consumers want to experience and pay for entertainment and Media content, and their increased demand for live, immersive, sharable experiences. AR & VR Headsets are expected to hit 80 Million by 2021. (https://www.forbes.com/sites/paullamkin/2017/09/29/vr-and-ar-headsets-to-hit-80-million-by-2021/#1bd5da6524bc). With over 20 years' experience in the entertainment and media industry, the team at Worldcast live are on point with these trends and have been developing and testing innovative technology designed to capitalized on these opportunities.

Let me introduce you to the WCL Engage Network! A tech ecosystem skilfully balancing the virtual world and reality! Our goalis to enhance the consumers experience, and that's exactly what happens when you immerse yourself in the WCL Engage Network. In the Engage Network platform music, entertainment and immersive technologies meets commerce in synchronicity.

WCL Engage Network will focus on creative education, entertainment, fashion, and fitness industries, to enhance the user experiences and bring out the best in people. The WCL Engage Network is at the epitome of A.I. technology, virtual and augmented reality as a disruptive force in the world of entertainment and a revenue stream to ensure people are rightly rewarded for their creative content. On this platform...you will have block-chain technology, live, interactive and immersive content and the freedom to choose!

The WCL Engage Network is easy to use and when YOU engage you will be rewarded!

Look...it's easy to use – Download the app, Create your profile, Enter your basic preferences like favorite foods, exciting destinations, Access the events page, Select the events you like, As events are selected the WCL Engage Network uploads activities pertaining to that event. Immediately the network starts pushing content to give you the VIP experience and content that rewards you for engaging.

At an event – the app goes into overdrive!

You will receive alerts about VIP locations, prizes, gifts and give always, where they are in the event, city, or venue, when you engage, you are rewarded. Rewards include Hotel accommodation, rental cars, food, entertainment, transportation, access to other events and many more opportunities to earn rewards. In events, where our beacons are strategically placed, you can immerse yourself in the augmented reality experience, post reviews or rate interactions with the DJ, Artist, Sponsors. All in real time and interactive.

Content creators, festival promoters, content consumers, DJs, venue owners and advertisers...

you set the rules! That's the real difference for users of the WCL Engage Network compared to other major social media content platforms.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT **F** TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "WORLDCAST LIVE, INC.",
FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF OCTOBER, A.D.
2018, AT 11:10 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5450180 8100
SR# 20187317650

Authentication: 203683005
Date: 10-25-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:10 AM 10/25/2018
FILED 11:10 AM 10/25/2018
SR 20187317650 - File Number 5450180

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

WORLDCAST LIVE, INC.

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Worldcast Live, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

1. That the name of this corporation is Worldcast Live, Inc. (the "**Corporation**"). The Corporation was originally incorporated under such name. The original certificate of incorporation of the Corporation was filed with the office of the Secretary of State of Delaware on January 16, 2014 (the "**Existing Certificate**").

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Existing Certificate, declaring said amendment and restatement to be advisable and in the best interests of this Corporation and its stockholders, and authorizing the appropriate officers of this Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement.

3. That this Amended and Restated Certificate of Incorporation was recommended to the stockholders for approval as being advisable and in the best interest of the Corporation and its stockholders by written consent of the Board of Directors of the Corporation.

4. That in lieu of a meeting and vote of stockholders, consents in writing have been signed by holders of outstanding stock having not less than the minimum number of votes necessary to consent to this amendment and restatement of the Corporation's certificate of incorporation, and, if required, prompt notice of such action shall be given in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware (the "**General Corporation Law**").

5. That this Amended and Restated Certificate of Incorporation restates and amends the Existing Certificate in its entirety.

RESOLVED, that the Existing Certificate of this corporation be amended and restated in its entirety as follows:

FIRST: The name of this corporation is Worldcast Live, Inc. (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 251 Little Falls Drive, County of New Castle, Delaware 19808. The name of the registered agent of the Corporation located at such address is Corporation Service Company.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH:

(a)   The total number of shares of stock that the Corporation shall have authority to issue is 20,527,738 shares of common stock having a par value of $0.01 per share ("**Common Stock**") of which 16,941,184 are designated as Voting Common Stock ("**Voting Common Stock**"), and 3,586,554 are designated as Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under this Amended and Restated Certificate of Incorporation, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation. For purposes hereof, this Amended and Restated Certificate of Incorporation shall be referred to as the "**Restated Certificate**".

(b)   *Voting Rights.*

(i)   *Voting Common Stock.* Except as otherwise required by law or this Restated Certificate, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii)   *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Restated Certificate or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

(c)   Upon the effective time (the "**Effective Time**") of the filing of this Restated Certificate with the Secretary of State of Delaware, each one (1) share of common stock issued and outstanding or held in treasury immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof (including whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent) be subdivided and converted into thirty-two (32) shares of common stock, (the "**Forward Stock Split**"). No fractional shares shall be issued in connection with the Forward Stock Split or otherwise. Each certificate that immediately prior to the Effective Time represented shares of common stock ("**Old Certificates**"), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate have been subdivided and converted. The authorized number of shares, and par value per share, of common stock shall not be affected by the Forward Stock Split. The Corporation shall not be obligated to issue certificates evidencing the shares of common stock resulting from the Forward Stock Split unless the certificates evidencing such shares of common stock, as applicable, prior to the Forward Stock Split are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. The Corporation shall, as soon as practicable after such delivery, or such agreement and indemnification in the case of a lost, stolen or destroyed certificate, issue and deliver to such holder of common stock, a certificate or certificates for the number of shares of common stock, to which such holder shall be entitled as aforesaid. All numbers set forth in this Restated Certificate have been adjusted to give effect to the Forward Stock Split.

(d) Concurrently with the filing of this Restated Certificate with the Secretary of State of Delaware, all shares of common stock outstanding immediately prior to such filing (as adjusted pursuant to Article Fourth Section (c) herein) shall be redesignated as Voting Common Stock, and all rights exercisable or convertible into common stock outstanding immediately prior to such filing shall be redesignated exercisable or convertible into Voting Common Stock.

FIFTH: Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for instances of fraud and gross negligence. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide fair indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

ELEVENTH: The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law, as from time to time in effect or any successor provision thereto.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

6. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

7. That this Restated Certificate, which restates and integrates and further amends the provisions of this Corporation's certificate of incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 25th day of October, 2018.

By: _____

Name: Peter Lewis

Title: Chief Executive Officer